FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

2016-01-25 04:29PM EST
Status: Accepted

BROKER OR DEALER

CAPITAL MANAGEMENT OF THE CAROLINAS, LLC   as of   12/31/15

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition		$ 551,628	3480
2. Deduct ownership equity not allowable for Net Capital		( )	3490
3. Total ownership equity qualified for Net Capital		551,628	3500
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			3520
B. Other (deductions) or allowable credits (List)			3525
5. Total capital and allowable subordinated liabilities		$ 551,628	3530
6. Deductions and/or charges:			
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 300,299 3540		
B. Secured demand note deficiency	3590		
C. Commodity futures contracts and spot commodities- proprietary capital charges	3600		
D. Other deductions and/or charges	3610	(300,299)	3620
7. Other additions and/or allowable credits (List)			3630
8. Net Capital before haircuts on securities positions		$ 251,329	3640
9. Haircuts on securities (computed, where appliicable, pursuant to 15c3-1(f)) :			
A. Contractual securities commitments	$ 3660		
B. Subordinated securities borrowings	3670		
C. Trading and investment securities:			
1. Exempted securities	3735		
2. Debt securities	3733		
3. Options	3730		
4. Other securities	2,123 3734		
D. Undue concentration	3650		
E. Other (List)	3736	(2,123)	3740
10. Net Capital		$ 249,206	3750

OMIT PENNIES

See report of independent registered public accounting firm.   11